Exhibit 12.1

Centene Corporation

Computation of ratio of earnings to fixed charges

($ in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Earnings:
Pre-tax earnings (loss) from continuing operations	$22,876	$70,287	$51,893	$41,136	$22,026	$7,185
Addback:
Fixed charges	1,111	2,489	1,232	915	1,058	1,067

Total earnings	$23,987	$72,776	$53,125	$42,051	$23,084	$8,252

Fixed Charges:
Interest expense	$562	$680	$194	$45	$362	$611
Interest component of rental payments (1)	549	1,809	1,038	870	696	456

Total fixed charges	$1,111	$2,489	$1,232	$915	$1,058	$1,067

Ratio of earnings to fixed charges	21.59	29.24	43.12	45.96	21.82	7.73

(1)	Estimated at 33% of rental expense as a reasonable approximation of the interest factor.